[redacted]

SECU 10028383 ISSION

SEC Mail Processing Section

MAR 02 2010

Washington, DC
105

BPD 3/4 *

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49672

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NFP Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 Capital of Texas Highway South, Bldg 2, Suite 125
(No. and Street)

Austin (City) TX (State) 78746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Yin 512-697-6940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/11

OATH OR AFFIRMATION

I, Kelly Yin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NFP Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Christine C. Walker
Notary Public,
State of Texas
Comm. Exp. 10-20-13

Signature

VP, Controller, FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Shareholder of
NFP Securities, Inc.:

In planning and performing our audit of the financial statements of NFP Securities, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company

has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers L.L.P.

February 26, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and Shareholder of NFP Securities, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of NFP Securities, Inc. for the period from April 1, 2009 through December 31, 2009, which were agreed to by NFP Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating NFP Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for NFP Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows for the period of April 1, 2009 through December 31, 2009 ("Form SIPC-7T"): A payment in the amount of $53,457, which was traced to the Company's bank statement on August 5, 2009 and copy of check (Check #500009940) and a payment in the amount of $117,462 on February 25, 2010, which we traced to the copy of the check (Check #533374). No exceptions were noted.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on NFP Securities Inc.'s Focus Reports for the period from January 1, 2009 to March 31, 2009 Q1 Focus Report, line 12 as applicable, with the Total revenue amount of $843,020,005 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. We noted a difference of approximately $103,000 between the reported income per the SIPC total revenue and the audited financial statements. No further exceptions were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a. Compared 2b additions with the trial balance, noting there are no additions.

    b. Compared the deduction amount reported on page 2, item 2c, 1 of Form SIPC-7T in the amount of $89,189,575, to commission fees from annuities, 12b-1 fees and life settlements reported on the trial balance for the year ended December 31, 2009, less the amount reported on the trial balance for the three months ended March 31, 2009. No exceptions were noted.

    c. Compared the deduction amount reported on page 2, item 2c, 3 of Form SIPC-7T in the amount of $1,841,402, to Clearance Fees reported on the trial balance for the

year ended December 31, 2009, less the amount reported on the trial balance for the three months ended March 31, 2009. No exceptions were noted.

d. Compared the deduction amount reported on page 2, item 2c, 6 of Form SIPC-7T in the amount of $1,126,311 to CD's and treasury funds reported on the trial balance for the year ended December 31, 2009, less the amount reported on the trial balance for the three months ended March 31, 2009. No exceptions were noted.

e. Compared the deduction amount reported on page 2, item 2c, 8 of Form SIPC-7T in the amount of $467,217,510 to Administrative Fee Income reported on the trial balance for the year ended December 31, 2009, less the amount reported on the trial balance for the three months ended March 31, 2009 and noted no difference. The Company informed us that they consider this Administrative Service Fee Income as revenue not directly related to the securities business generated through NFP Securities Inc.'s operations since they are revenues generated by individual NFP firms rather than NFP Securities Inc. Administrative Service Fee income is revenue generated by NFP Firms and assigned over to NFP Securities, Inc. Management informed us that they have not received positive confirmation from SIPC as to the appropriateness of the deduction for this deduction.

f. Compared the deduction amount reported on page 2, item 2c, 9 of Form SIPC-7T in the amount of $32,764 to interest reported on the trial balance for the year ended December 31, 2009, less the amount reported on the trial balance for the three months ended March 31, 2009. No exceptions were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $68,427,445 and $171,069, respectively of the Form SIPC-7T. We noted no exceptions in the mathematical accuracy of the calculation.

b. Recalculated all subtotals and totals on Form SIPC-7T, pages 1 and 2. No exceptions were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of NFP Securities, Inc. the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers L.L.P.

February 26, 2010

NFP Securities, Inc.

Statement of Financial Condition

December 31, 2009

NFP Securities, Inc.
Table of Contents
December 31, 2009

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholder of NFP Securities, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of NFP Securities, Inc. (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers L.L.P.

February 26, 2010

NFP Securities, Inc.
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 56,455,562
Restricted cash	10,000,000
Receivables from brokers, dealers and clearing organization	6,166,515
Receivables from affiliates	482,787
Other assets	569,372
Total assets	**$ 73,674,236**
Liabilities	
Payable for concessions, commisions and fees	$ 5,120,958
Accounts payable and other accrued liabilities	5,337,541
Payable to affiliates	41,926,530
Total Liabilities	52,385,029
Shareholder's equity	
Common stock, par value $1.00 per share, 500 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	5,104,312
Retained earnings	16,184,795
Total shareholder's equity	21,289,207
Total liabilities and shareholder's equity	**$ 73,674,236**

The accompanying notes are an integral part of the statement of financial condition.

1. Organization and Nature of Business

NFP Securities, Inc. (the "Company"), a Texas Corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and a registered investment advisor. The Company is an introducing broker that provides securities brokerage services to affiliated and non-affiliated entities and registered representatives.

The Company is a wholly owned subsidiary of National Financial Partners Corp. (the "Parent" or "NFP"). The Parent has acquired financial services entities (the "Firms") through the execution of certain agreements ("Merger Agreements"). Individuals (the "Principals") manage the Firms under management agreements ("Management Agreements") with the Parent. The Parent requires the majority of Principals and Firms to transact all securities related activities through the Company. The revenue earned by the Firms is assigned to the Company under the Merger Agreements and Management Agreements. The Company provides administrative services to the Firms pursuant to administrative services agreements ("Administrative Services Agreements").

The Firms offer to high net worth individuals and companies throughout the United States and in Canada comprehensive solutions across corporate and executive benefits, life insurance and wealth transfer, and investment advisory products and services.

2. Significant Accounting Policies

General

The statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company does not carry customer accounts or hold funds or securities for customers, but operates as an introducing broker on a fully disclosed basis and forwards all transactions to one clearing broker-dealer ("clearing broker") or directly to the product fund or carrier.

Securities transactions

Securities owned and securities sold, not yet purchased are stated at fair values and represent securities positions of the Company that are results of trades executed on behalf of customers, which are subsequently not honored by the customers. These amounts are included in other assets or accounts payable and other accrued liabilities on the Statement of Financial Condition.

Income taxes

The accounts of the Company are included in the consolidated federal income tax return filed by the Parent. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities. The amount of current and deferred income taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

GAAP requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. Those positions do not impact the Company's financial statements due to the indemnification in the tax sharing agreement with the Parent with respect to any such items.

Cash and cash equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents include investments in money market mutual funds and commercial paper.

Estimates
The preparation of the financial statements in accordance with GAAP requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

Recent accounting pronouncements
In June 2009, the FASB issued SFAS 168, "FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162 ("SFAS 168")," which became the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (the "SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of SFAS 168, the FASB Accounting Standards Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the FASB Accounting Standards Codification became non-authoritative. The Company adopted SFAS 168 as it became effective for financial statements issued for interim and annual periods ending after September 15, 2009. Upon the adoption of SFAS 168, beginning for this annual period ending December 31, 2009, references to authoritative accounting literature have been modified to "plain English" in accordance with the adoption of SFAS 168.

In May 2009, FASB issued new guidance relating to subsequent events, established general standards of accounting for and disclosure of events that occur after the balance sheet date but before statement of financial condition issued or is available to be issued. The new guidance sets forth:

- the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the statement of financial condition;
- the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its statement of financial condition; and

- the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

The Company has adopted the new guidance which was effective for these financial statements issued for the annual period ending December 31, 2009. See Note 12 - Subsequent Events for further detail.

3. Deposits Held by Clearing Broker and Clearing Organization

Under the terms of the clearing agreements between the Company and the clearing broker and clearing organization, the Company is required to maintain a certain level of cash on deposit with the clearing broker and clearing organization. Should the clearing broker and clearing organization suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing broker and clearing organization. Included in other assets on the Statement of Financial Condition is $160,000 of funds on deposit with the clearing broker and a clearing organization.

4. Related Party Transactions

The Company has extensive transactions and relationships with affiliate companies. Because of these relationships, the terms of these transactions may not be the same as those that would result from transactions among unrelated parties.

The Company has an expense agreement with NFP Insurance Services, Inc. (the "NFPISI"), a wholly owned subsidiary of the Parent, in which NFPISI pays and allocates overhead expenses of the Company, including compensation and benefits, occupancy and equipment cost, communications, data processing and advertising, and other expenses. The Company reimburses NFPISI for such expenses. At December 31, 2009, an amount payable to NFPISI of $2,185,138 is included in payable to affiliates in the accompanying Statement of Financial Condition. In addition, under a Networking Agreement with NFPISI, the Company recognizes marketing alliance income and pays marketing alliance expenses to NFPISI. At December 31, 2009, an amount payable to NFPISI of $664,073 is included in payable to affiliates in the accompanying Statement of Financial Condition.

The Company recognizes management fee expense in accordance with the Management Agreements. The Statement of Financial Condition includes $19,424,804 of net payables related to the Management Agreements. The Parent allocates costs to the Company for general administrative services provided during the year. Included in payable to affiliates at December 31, 2009 is $19,573,417 of allocated costs and tax payable to the Parent. The Statement of Financial Condition also includes receivables from affiliates of $482,787 and payables to affiliates of $79,098.

5. Distributions to Parent

During 2009, the Company made distributions to its Parent in the amount of $64,000,000. As a registered securities broker-dealer, SEC Rule 15c3-1 requires the Company to provide written notice to its regulator for any such dividend or capital distribution should certain criteria be met. The regulator may prohibit the Company from making future cash dividend payments to the Parent if the resulting reduction to shareholder's equity would meet or exceed the defined criteria.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company's net capital of $8,250,376 was $4,777,774 in excess of its required minimum net capital of $3,472,602. The Company's ratio of aggregate indebtedness to net capital was 6.31 to 1 as of December 31, 2009.

7. Retirement Plan

Effective January 1, 2001, the Parent established the National Financial Partners Corp. 401(k) Plan ("the Plan") under Section 401(k) of the Internal Revenue Code. Eligible employees of the Company may participate in the Plan established by the Parent. To be eligible, employees must have reached the age of 21 and completed three months of service. The Company matches employee contributions at a rate of fifty percent, up to six percent of eligible compensation.

8. Stock Incentive Plan and Employee Stock Purchase Plan

The Parent allocates stock option expenses associated with the Company's employee stock incentive plan.

The employees of the Company participate in an employee stock purchase plan ("ESPP Plan") sponsored by the Parent. Certain costs of the ESPP Plan are allocated to the Company by the Parent.

9. Credit Risk and Financial Guarantees

The Company maintains its cash in bank depository accounts, which, at times, may exceed federally insured limits. The Company selects depository institutions based, in part, upon management's review of the financial stability of the institutions. To date, the Company has experienced no losses in its depository accounts. At December 31, 2009 approximately 98% of cash and cash equivalents were held at three institutions.

The Company clears securities transactions through the clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from counterparties' failure to fulfill their contractual obligations. This right applies to all trades executed through the

clearing broker, and therefore the Company believes there is no maximum amount assignable to this right. At December 31, 2009, the Company did not have material liabilities with regard to the right.

The Company is further exposed to credit risk for commissions receivable from the clearing broker and other unaffiliated institutions. Such credit risk is generally limited to the amount of receivable from brokers, dealers, and clearing organization.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

10. Commitments and Contingencies

From time to time, the Company may be involved in litigation relating to claims arising in the ordinary course of business. Management believes that there are no claims or matters pending against the Company which would have a material impact on the Company's Statement of financial condition.

On June 8, 2009, the Company entered into a Limited Guarantee and Security Agreement (the "Agreement") in favor of Bank of America, N.A. in connection with NFP's credit agreement. The Agreement guarantees to Bank of America, N.A. as administrative agent of NFP's credit agreement, for the ratable benefit of the lenders parties to NFP's credit agreement and their respective successors, indorses, transferees, and assigns, the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of NFP's obligations under its credit agreement and related loan documents up to a maximum of $10 million. As security for its obligations under the Agreement, the Company is required to maintain $10 million in a deposit account in which the administrative agent has been granted a first priority perfected security interest. If an event of default under NFP's credit agreement occurs and is continuing, the administrative agent is entitled to apply the funds in such deposit account to any obligations of NFP under the credit agreement or related loan documents. The guarantee remains in effect until all of NFP's obligations under its credit agreement and related loan documents have been paid in full.

11. Subsequent Events

The Company evaluated subsequent events from January 1, 2010 through February 26, 2010, the date of issuance of the statement of financial condition. The Company did not have any significant subsequent events to report.